Exhibit 10.2

REIMBURSEMENT AGREEMENT

Agreement, made June 4, 2018, between Stephen Doktycz (“Executive”) and Lyondell Chemical Company (the “Company”) (collectively, “the Parties”).

RECITALS:

A.	Executive is currently employed as Senior Vice President, Strategic Planning and Transactions of the Company and its parent, LyondellBasell Industries N.V., pursuant to the terms of employment contained in an offer letter dated January 20, 2017 (the “Offer Letter”).

B.	Executive and the Company also entered into a Good Leaver Undertaking and Defense Agreement, dated January 20, 2017 (the “Defense Agreement”) which provided for the Company to provide certain payments to Executive if a claim was asserted against him by Dow Chemical Company (“Dow”), his prior employer.

C.	Dow has asserted a claim (the “Clawback Claim”) against Executive contending that Executive’s employment with the Company violated various noncompetition and other restrictive covenants between Dow and Executive. Dow seeks to clawback $2,400,000.00, the purported value of certain equity grants Dow made to Executive during his employment with Dow.

D.	To avoid the distraction and expense of Executive’s defense of Dow’s claims, the Company has agreed to pay to Dow, on behalf of itself and Executive, the amount of $1,100,000.00 in full satisfaction of the Clawback Claim. The Company and Executive enter into this Agreement to set forth the terms of their agreement with respect to the Company’s settlement of the Clawback Claim.

THEREFORE, in consideration of the promises and mutual covenants set forth below and contained in the referenced agreements, the Parties, intending to be legally bound, agree as follows:

1.    Reimbursement of Clawback Claim. The Company shall pay to Dow the amount of $1,100,000.00 in exchange for Dow’s release of the Company and of Doktycz from its Clawback Claim. The Company and Executive shall enter into an agreement with Dow providing that such payment is in full satisfaction of the Clawback Claim. Executive shall cooperate in the settlement of the Clawback Claim and shall execute such documents related to settlement of the Clawback Claim as the Company may reasonably require.

2.    Legal Fees. The Company reaffirms its obligation to reimburse Executive for his reasonable legal fees incurred relating to the Clawback Claim as stated in the Defense Agreement.

3.    Repayment Obligation.

If, prior to the third anniversary of Executive’s employment with the Company, the Company terminates Executive for Cause, or Executive voluntarily terminates his employment without Good Reason (as both such terms are defined in the LyondellBasell Executive Severance Plan (the “Severance Plan”)), Executive shall repay the amounts paid on his behalf or reimbursed to him, including the amounts set forth in both Sections 1 and 2, as follows:

•	If the termination occurs prior to the first anniversary of his employment with the Company, Executive will repay 100% of the actual amount paid by the Company.

•	If the termination occurs on or after the first anniversary, but prior to the second anniversary, of his employment with the Company, Executive will repay two-thirds (2/3) of the actual amount paid by the Company.

•	If the termination occurs on or after the second anniversary, but prior to the third anniversary, of his employment with the Company, Executive will repay one-third (1/3) of the actual amount paid by the Company.

By his execution of this Agreement, Executive expressly authorizes the Company to withhold any amount he owes the Company under this Section 3 from his pay or any other amount the Company owes him (including, without limitation, incentive compensation), to the maximum extent permitted by applicable law.

4.    Treatment of Reimbursements. The parties intend and understand that all amounts paid by the Company under Sections 1 or 2, will not be included in Executive’s taxable income for federal income tax purposes, or his wages for purposes of the Federal Insurance Contributions Act, either as reimbursements under an accountable plan as defined in §62(a)(2)(A) of the Internal Revenue Code (the “Code”) and Treasury Regulation §1.62-2(c)(2), or as working condition fringes as defined in Code §132(d) and Treasury Regulation §1.132-5. The parties, and any third party, shall construe and administer this Agreement, to the fullest extent allowable under any applicable laws and regulations, accordingly.

Without limiting the foregoing, Executive shall provide to the Company, not later than sixty (60) days after any reimbursement is paid to Executive under Sections 1 or 2, any information the Company requests to enable the Company to identify the specific nature of each reimbursed expense. If, for any reason, the Company pays Executive an amount that exceeds the actual amount of the reimbursable expense, the Company shall notify Executive after which Executive shall repay such amount to the Company not more than one hundred twenty (120) days after the expense is incurred. If Executive notifies the Company within such one hundred twenty (120) day period that he expects to receive, within a reasonable period, a reimbursement for his own overpayment related to an expense reimbursed by the Company under Sections 1 or 2, and provides such documentation as reasonably requested by the Company, then the Company may, in its discretion, extend the repayment deadline to up to thirty (30) days after Executive receives reimbursement.

Notwithstanding the foregoing, if at any time Executive is subject to federal income tax or a FICA obligation by reason of the amounts described in Sections 1 or 2, the Company shall pay to Executive an additional gross-up amount such that the net amount paid to or on behalf of Executive after the payment of all applicable withholdings or taxes shall be equal to the amount that would have been paid had such payments not been subject to tax; provided that Executive promptly notifies the Company of any audit of his personal tax return in the course of which the auditor raises the issue of whether such payments are taxable, and permits the Company to control the defense against the imposition of any such tax, at the Company’s expense. If Executive receives a gross-up payment pursuant to the preceding sentence, such payment shall be subject to repayment to the Company to the same extent as the payment made under Sections 1 or 2 that the gross-up relates to, except that Executive shall not be required to repay any amount paid as federal income or FICA taxes that the Executive cannot obtain a refund or other repayment of. If such federal income or FICA taxation is imposed after Executive has been required to repay any amount pursuant to Section 3, the amount of the gross-up payment shall be calculated only with respect to the portion of the reimbursement that Executive was not required to repay, and shall be further reduced by any amount Executive is required to repay pursuant to Section 3 but has not yet repaid.

5.    Satisfaction. Executive acknowledges and agrees that the payments to be made by the Company pursuant to this Agreement fully satisfy the Company’s obligation to pay him an additional sign-on bonus in an amount of up to $150,000 pursuant to the fourth bullet point of the Offer Letter as well as the Company’s obligation in the Defense Agreement to pay Executive up to $300,000.00 to make up for any action by Dow to claw back any of his compensation, since the Company will fund the settlement of the Clawback Claim, as described above.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.

LYONDELL CHEMICAL COMPANY

By:	/s/ Darleen Caron	Date: June 4, 2018
Darleen Caron
Executive Vice President
Chief Human Resources Officer

EXECUTIVE

/s/ Stephen Doktycz		Date: June 4, 2018
Stephen Doktycz

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